U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-35994

CUSIP NUMBER 42237K 409

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K

☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2024

☐ Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I.	REGISTRANT INFORMATION.

Scorpius Holdings, Inc.

Full Name of Registrant’

Former Name if Applicable

627 Davis Drive, Suite 300

Address of Principal Executive Office (Street and Number)

Morrisville, NC 27560

City, State and Zip Code

PART II.	RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒

(a)  The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.	NARRATIVE

The Company was unable to file its Quarterly Report on Form 10Q for the quarter ended March 31, 2024 (the “2024 Form 10-Q”) by the May 15, 2024 due date without unreasonable effort or expense. The Company requires additional time to finalize its financial statements for such quarterly period.

The Company failed to file its Annual Report on Form 10-K (the “2023 10-K”) by the filing due date of April 16, 2024. The 2023 10-K was filed on April 26, 2024. The amount of time that was required to complete and file the 2023 10-K has materially impacted the completion of the Company’s 2024 Form 10-Q.

PART IV.	OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

William Ostrander (919) 240-7133

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes                                       ☐   No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

☒ Yes                                         ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended March 31, 2024, on a preliminary unaudited basis, the Company expects to recognize between $4.0 million and $5.0 million of revenue For the quarter ended March 31, 2023, the Company recognized $0.8 million of revenue.

For the quarter ended March 31, 2024, on a preliminary unaudited basis, we expect operating loss to be between $3.8 million and $5.1 million and net loss before income taxes from continuing operations to be between $4.0 million and $5.3 million. For the quarter ended March 31, 2023, operating loss was $12.6 million and net loss before income taxes from continuing operations was $12.5 million.

Scorpius Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

SCORPIUS HOLDINGS, INC.

Dated: May 16, 2024	By:	/s/ William Ostrander
William Ostrander
Chief Financial Officer